

July 28, 2015

<u>Via facsimile 702-407-6366</u>
Eric Hession
Chief Financial Officer
Caesars Entertainment Corporation
One Caesars Palace Drive
Las Vegas, NV 89109

      Re: **Caesars Entertainment Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed March 16, 2015
             Form 10-Q for the Quarterly Period Ended March 31, 2015
             Filed May 11, 2015
             File No. 1-10410

Dear Mr. Hession:

We have reviewed your June 26, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2015 letter.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Item 1. Unaudited Financial Statements

Note 5 – Litigation, page 12

1.   Please tell us how the events described in your Form 8-K filed on July 22, 2015 impact your conclusions under ASC 450 and ASC 460.

   You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney at 202-551-3473 with any other questions.

        Sincerely,

        /s/ Jaime G. John

        Jaime G. John
        Branch Chief